UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 18, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

18 October 2023

Operational review for the quarter ended 30 September 2023

We remain on track to deliver full year production and unit cost guidance at all assets.

First quarter operational performance was highlighted by a 11% uplift in copper production from the previous year. After completing a typically busy quarter of planned maintenance particularly at our Australian assets, we are on track to achieve full year production and unit cost guidance. BMA in particular was impacted by planned maintenance, an extended longwall move and low opening inventory following drawdowns in the prior year.

Jansen Stage 1 in Canada is approximately one-third complete after a productive summer. In South Australia, we saw strong operational performance in the first full quarter of production for the new province, as we bring our copper assets together and progress further exploration drilling.

Mike Henry
BHP Chief Executive Officer
Summary

Operational performance	Social value

On track to deliver production guidance	Operational decarbonisation

FY24 production guidance remains unchanged. Copper production increased 11%, including record quarterly production at Spence. BMA production was lower due to maintenance, an extended longwall move and low inventory. We also executed major planned maintenance across our Australian business.

BMA entered into a new renewable power purchase agreement (PPA) which is expected to provide half the forecasted electricity demand of BMA’s operations over five years from January 2026; and we signed a memorandum of understanding (MoU) with Toyota to reduce GHG emissions from light vehicles in Australia.

Large, long-life, low-cost assets	Growth

3 Bt of iron ore shipped to China	Progress in copper and potash provinces

In September, BHP recognised the shipment of 3 Bt of high-quality iron ore to China. Since its initial investment over 30 years ago to the end of FY23, WAIO has delivered 15% average annual returns and, over the past decade, has increased production by >50% and lowered costs by >30%.	We saw strong underlying operational performance in the first full quarter of production from the newly-integrated Copper South Australia, while our Jansen Stage 1 project remains on budget and on track to deliver first production by the end of CY26 (32% complete).

Production	Q1 FY24	FY24 YTD v FY23 YTD	Q1 FY24 v Q4 FY23	Current FY24 guidance

Copper (kt)	457.0	11%	(4%)	1,720 – 1,910

Escondida (kt)	273.3	8%	(7%)	1,080 – 1,180		Unchanged

Pampa Norte (kt)	78.3	11%	14%	210 – 250	[i]	Unchanged

Copper South Australia (kt)ii	71.7	44%	(6%)	310 – 340		Unchanged

Antamina (kt)	32.5	(12%)	(11%)	120 – 140		Unchanged

Carajás (kt)ii	1.2	-	(25%)	-		-

Iron ore (Mt)	63.2	(3%)	(3%)	254 – 264.5

WAIO (Mt)	62.0	(3%)	(3%)	250 – 260		Unchanged

WAIO (100% basis) (Mt)	69.4	(4%)	(4%)	282 – 294		Unchanged

Samarco (Mt)	1.2	7%	1%	4 – 4.5		Unchanged

Metallurgical coal – BMA (Mt)	5.6	(16%)	(34%)	28 – 31

BMA (100% basis) (Mt)	11.2	(16%)	(34%)	56 – 62		Unchanged

Energy coal – NSWEC (Mt)	3.6	38%	(24%)	13 – 15		Unchanged

Nickel – Nickel West (kt)	20.2	(2%)	(8%)	77 – 87		Unchanged

i

Production guidance for FY24 is for Spence only and excludes Cerro Colorado which is now expected to produce ~11 kt, up from previous guidance of ~9 kt, as it transitions to closure by 31 December 2023.

ii	Q4 FY23 production volumes for the operations acquired from OZL are for the period of 1 May to 30 June 2023.

BHP | Operational Review for the quarter ended 30 September 2023

Segment and asset performance | FY24 YTD v FY23 YTD

Copper
Production 457.0 kt 11% Q1 FY23 410.1 kt FY24e 1,720 – 1,910 kt Average realised price[1,2] US$3.63/lb 4% H2 FY23 US$3.80/lb

Total copper production increased by 11% to 457 kt. Guidance for FY24 remains unchanged at between 1,720 and 1,910 kt.

Escondida 273 kt 8% (100% basis)

Increased production was primarily due to higher concentrator feed grade of 0.85%, compared to 0.83% in the September 2022 quarter. Concentrator feed grade is expected to be between 0.85% and 0.90% during FY24. Guidance for FY24 remains unchanged at between 1,080 and 1,180 kt, with production expected to be weighted towards the second half of the year.

Escondida successfully completed negotiations for a new collective agreement with the Union N°2 of Supervisors, effective for 36 months from 1 October 2023.

Pampa Norte 78 kt 11%

Production at Spence increased 19% to a quarterly record of 69 kt, largely as a result of improved concentrator performance and recoveries. The concentrator plant modifications, which commenced in August 2022, are now expected to be completed in FY24. Guidance for Spence remains unchanged at between 210 and 250 kt for FY24, subject to the remediation of the previously identified anomalies in the Spence Tailings Storage Facility.

Production at Cerro Colorado was 26% lower at 9 kt as it transitions towards closure by the end of December 2023. Production for H1 FY24 is now expected to be ~11 kt, up from a previous estimate of ~9 kt.

Copper South Australia 72 kt 44%

Production increased due to the additional 23 kt from Prominent Hill and Carrapateena. Pleasingly, integration of the Olympic Dam, Prominent Hill and Carrapateena assets has gone well, with strong operational performance and continued focus on safe and reliable production, in particular at Olympic Dam (record material mined since FY15) and Carrapateena (record development metres achieved in September). Planned maintenance was completed across the province. In addition, we upgraded a conveyor at Carrapateena, ahead of the planned commissioning of Crusher 2 in Q3 FY24. Olympic Dam also delivered record gold production (for the second time in three quarters) and gold sales in the quarter.

Production guidance remains unchanged at between 310 and 340 kt for FY24.

Exploration drilling continued beneath the Olympic Dam ore body with eight active drill rigs and at Oak Dam with 10 operating drill rigs.

Other copper

Antamina copper production decreased by 12% to 33 kt reflecting planned lower copper feed grades. Zinc production was 9% higher at 36 kt, reflecting higher grades. Copper guidance of 120 to 140 kt and zinc guidance of between 85 and 105 kt remains unchanged for FY24.

Carajás produced 1.2 kt of copper and 0.8 troy koz of gold. Operations were suspended in August due to a geotechnical event, and are expected to recommence in Q2 FY24.

BHP | Operational Review for the quarter ended 30 September 2023

Iron ore

Production 63.2 Mt 3% Q1 FY23 65.1 Mt FY24e 254 – 264.5 Mt Average realised price[1] US$98.04/wmt 2% H2 FY23 US$99.88/wmt

Total iron ore production decreased by 3% to 63 Mt. Guidance for FY24 remains unchanged at between 254 and 264.5 Mt.

WAIO 62 Mt 3% | 69 Mt (100% basis)

Production was lower due to tie-in activity for the Rail Technology Programme (RTP1), the ongoing ramp up and maintenance at the Central Pilbara hub (South Flank and Mining Area C), and the timing of track renewal maintenance.

South Flank remains on track to ramp up to full production capacity of 80 Mtpa (100% basis) by the end of FY24. The planned tie-in of the Port Debottlenecking Project (PDP1) continues to progress and remains on track to be completed in CY24.

Guidance for FY24 remains unchanged at between 250 and 260 Mt (282 and 294 Mt on a 100% basis). We are building inventory at the mines while we complete planned maintenance and with South Flank continuing to ramp up, volumes are expected to be weighted to the second half.

Samarco 1.2 Mt 7% | 2.5 Mt (100% basis)

Production increased as a result of higher concentrator throughput. Guidance for FY24 remains unchanged at between 4 and 4.5 Mt.

Coal Metallurgical coal
Production 5.6 Mt 16% Q1 FY23 6.7 Mt FY24e 28 – 31 Mt Average realised price[1] US$237.07/t 13% H2 FY23 US$273.08/t

BMA 5.6 Mt 16% | 11.2 Mt (100% basis)

Lower production was due to planned wash plant maintenance at Goonyella, mining in higher strip ratio areas, an extended longwall move at Broadmeadow, and a stoppage at Peak Downs. This was partially offset by strong underlying truck productivity and favourable weather conditions. BMA also opened the period with low inventory levels compared with an inventory drawdown in the prior year due to wet weather.

Guidance for FY24 remains unchanged at between 28 and 31 Mt (56 and 62 Mt on a 100% basis). Planned wash plant maintenance at Peak Downs and Caval Ridge and the ramp up of Broadmeadow from the longwall move will continue into Q2. Once completed, we expect underlying operating performance to deliver increased production in the second half.

In February 2023, we announced our intention to pursue options to divest the Daunia and Blackwater mines together with our joint venture partner Mitsubishi Development Pty Ltd. BHP confirms that Whitehaven Coal has been selected as the preferred bidder in the divestment process.

Energy coal
Production 3.6 Mt 38% Q1 FY23 2.6 Mt FY24e 13 – 15 Mt Average realised price[1,3] US$125.66/t 20% H2 FY23 US$157.21/t

NSWEC 3.6 Mt 38%

Production increased due to favourable weather conditions and eased labour constraints, which enabled record annualised truck hours for the quarter. This was partially offset by planned wash plant maintenance completed in August.

Guidance for FY24 remains unchanged at between 13 and 15 Mt.

On 6 September 2023, the NSW Government announced a 2.6% point increase in coal royalties (from 8.2% to 10.8% for open cut mines), which will become effective from 1 July 2024, coinciding with the end of the legislated period for the domestic reservation policy.

We have submitted a consent modification to mine beyond FY26 to closure in FY30, and will take into consideration the increase to NSW royalties in the plans for closure.

BHP | Operational Review for the quarter ended 30 September 2023

Group & Unallocated

Nickel

Production	Nickel West 20.2 kt 2%

20.2 kt 2% Q1 FY23 20.7 kt	Production decreased marginally in line with higher stripping activity at Mt Keith mining operations.

FY24e 77 – 87 kt	Guidance remains unchanged at between 77 and 87 kt for FY24. The refinery shutdown planned for October 2023 will now largely be completed in February 2024, and as a result production is expected to be relatively flat across the remainder of the year.
Average realised price[1]
US$20,354/t 14%

H2 FY23 US$23,652/t

Quarterly performance | Q1 FY24 v Q4 FY23

Copper		Iron ore
457.0 kt 4% Q4 FY23 476.2 kt

Strong underlying operational performance, including record quarterly production at Spence, was offset by planned maintenance across Copper South Australia and lower concentrator and stacking grades at Escondida.

63.2 Mt 3% Q4 FY23 65.3 Mt

Lower production at WAIO as a result of planned equipment maintenance and the ongoing ramp-up of the Central Pilbara hub, partially offset by favourable weather following Tropical Cyclone Ilsa in the prior quarter.

Metallurgical coal		Energy coal
5.6 Mt 34% Q4 FY23 8.5 Mt

The low opening inventory position following drawdowns in Q4 FY23, along with planned wash plant maintenance at Blackwater and Goonyella, a higher strip ratio, a longer than planned longwall move at Broadmeadow and an unexpected stoppage at Peak Downs resulted in lower volumes at BMA.

		3.6 Mt 24% Q4 FY23 4.8 Mt	Lower volumes at NSWEC reflected planned wash plant maintenance, and a focus on additional stripping volumes which resulted in higher strip ratios.
Nickel
20.2 kt 8% Q4 FY23 22.0 kt	Lower volumes in line with higher stripping activity at Mt Keith in the quarter.

Further information in Appendix 1 Detailed production and sales information for all operations in Appendix 2

The following footnotes apply to this Operational Review:

1

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

2	Does not include sales from assets acquired through the purchase of OZL.

3	Export sales only. Includes thermal coal sales from metallurgical coal mines.

BHP | Operational Review for the quarter ended 30 September 2023

Appendix 1

Average realised prices1

	Q1 FY24	H2 FY23	Q1 FY24 v H2 FY23

Copper (US$/lb)[2]	3.63	3.80	(4%)

Iron ore (US$/wmt, FOB)	98.04	99.88	(2%)

Metallurgical coal (US$/t)	237.07	273.08	(13%)

Hard coking coal (US$/t)[3]	242.52	276.22	(12%)

Weak coking coal (US$/t)[3]	190.74	250.38	(24%)

Thermal coal (US$/t)[4]	125.66	157.21	(20%)

Nickel metal (US$/t)	20,354	23,652	(14%)

1

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

2	Does not include sales from assets acquired through the purchase of OZL.

3

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

4	Export sales only. Includes thermal coal sales from metallurgical coal mines.

Current year unit cost guidance

Current FY24 guidance[1]

Escondida unit cost (US$/lb)[2]	1.40 – 1.70	Unchanged

Spence unit cost (US$/lb)	2.00 – 2.30	Unchanged

WAIO unit cost (US$/t)	17.40 – 18.90	Unchanged

BMA unit cost (US$/t)	95 – 105	Unchanged

1	FY24 unit cost guidance is based on exchange rates of AUD/USD 0.67 and USD/CLP 810.

2	Escondida unit costs for FY24 onwards exclude revenue-based government royalties.

Medium term guidance

	Production guidance	Unit cost guidance[1]

Escondida[2]	1,200 – 1,300 kt	US$1.30 – $1.60/lb3

Spence[4]	~250 kt

WAIO (100% basis)	>305 Mt	<US$17/t

1	Medium term unit cost guidance is based on exchange rates of AUD/USD 0.67 and USD/CLP 810.

2	Medium term refers to FY25 and FY26.

3	Escondida unit costs for FY24 onwards exclude revenue-based government royalties.

4	Average of 250 ktpa over five years on the basis that remediation of the previously identified TSF anomalies does not impact operations.

Major projects

Commodity	Project and ownership	Project scope / capacity	Capital expenditure US$M	First production target date	Progress

Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.35 Mtpa.	5,723	End-CY26	Project is 32% complete

Exploration

Minerals exploration and evaluation expenditure was US$105 m for Q1 FY24, of which US$93 m was expensed.

BHP | Operational Review for the quarter ended 30 September 2023

Appendix 2

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Sep	Dec	Mar	Jun	Sep	Sep	Sep	Var	Sep	Dec	Mar	Jun	Sep	Sep	Sep	Var
			2022	2022	2023	2023	2023	2023	2022	%	2022	2022	2023	2023	2023	2023	2022	%
Group Production and Sales Summary
By Commodity
Metals production is payable metal unless otherwise noted.
Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.
Copper	Payable metal in concentrate	kt	268.8	276.0	262.4	310.7	317.3	317.3	268.8	18%	260.3	272.7	268.4	323.1	298.0	298.0	260.3	14%
	Escondida	kt	203.1	208.3	200.8	220.5	221.3	221.3	203.1	9%	196.7	216.0	197.3	220.3	209.5	209.5	196.7	7%
	Pampa Norte	kt	28.6	32.5	32.0	32.2	38.8	38.8	28.6	36%	26.0	22.0	38.7	38.6	31.3	31.3	26.0	20%
	Copper South Australia	kt				19.9	23.5	23.5						27.6	22.2	22.2
	Antamina	kt	37.1	35.2	29.6	36.5	32.5	32.5	37.1	(12)%	37.6	34.7	32.4	34.5	32.8	32.8	37.6	(13)%
	Carajás	kt				1.6	1.2	1.2						2.1	2.2	2.2
	Cathode	kt	141.3	148.3	143.5	165.5	139.7	139.7	141.3	(1)%	134.2	155.9	130.3	179.9	131.9	131.9	134.2	(2)%
	Escondida	kt	49.6	49.7	50.8	72.5	52.0	52.0	49.6	5%	45.9	53.5	43.8	78.0	49.2	49.2	45.9	7%
	Pampa Norte	kt	42.0	44.2	41.0	36.3	39.5	39.5	42.0	(6)%	42.4	45.6	36.0	42.4	36.6	36.6	42.4	(14)%
	Copper South Australia	kt	49.7	54.4	51.7	56.7	48.2	48.2	49.7	(3)%	45.9	56.8	50.5	59.5	46.1	46.1	45.9	0%
	Total	kt	410.1	424.3	405.9	476.2	457.0	457.0	410.1	11%	394.5	428.6	398.7	503.0	429.9	429.9	394.5	9%
Lead	Payable metal in concentrate	t	228	114	169	146	96	96	228	(58)%	130	91	181	143	154	154	130	18%
	Antamina	t	228	114	169	146	96	96	228	(58)%	130	91	181	143	154	154	130	18%
Zinc	Payable metal in concentrate	t	32,685	29,929	23,612	38,822	35,669	35,669	32,685	9%	33,820	29,127	25,851	37,629	33,912	33,912	33,820	0%
	Antamina	t	32,685	29,929	23,612	38,822	35,669	35,669	32,685	9%	33,820	29,127	25,851	37,629	33,912	33,912	33,820	0%
Gold	Payable metal in concentrate	troy oz	43,757	52,277	57,106	96,655	89,024	89,024	43,757	103%	43,757	52,277	57,106	108,552	87,703	87,703	43,757	100%
	Escondida	troy oz	38,236	48,402	48,954	53,503	48,063	48,063	38,236	26%	38,236	48,402	48,954	53,503	48,063	48,063	38,236	26%
	Pampa Norte	troy oz	5,521	3,875	8,152	9,263	3,931	3,931	5,521	(29)%	5,521	3,875	8,152	9,263	3,931	3,931	5,521	(29)%
	Copper South Australia	troy oz				32,736	36,228	36,228						44,098	34,176	34,176
	Carajás	troy oz				1,153	802	802						1,688	1,533	1,533
	Refined gold	troy oz	47,184	43,280	49,086	46,479	53,028	53,028	47,184	12%	49,542	41,900	47,300	49,182	54,036	54,036	49,542	9%
	Copper South Australia	troy oz	47,184	43,280	49,086	46,479	53,028	53,028	47,184	12%	49,542	41,900	47,300	49,182	54,036	54,036	49,542	9%
	Total	troy oz	90,941	95,557	106,192	143,134	142,052	142,052	90,941	56%	93,299	94,177	104,406	157,734	141,739	141,739	93,299	52%
Silver	Payable metal in concentrate	troy koz	2,652	2,678	2,556	2,592	2,582	2,582	2,652	(3)%	2,477	2,605	2,523	2,409	2,527	2,527	2,477	2%
	Escondida	troy koz	1,210	1,510	1,346	1,008	1,168	1,168	1,210	(3)%	1,210	1,510	1,346	1,008	1,168	1,168	1,210	(3)%
	Pampa Norte	troy koz	252	245	409	412	356	356	252	41%	252	245	409	412	356	356	252	41%
	Copper South Australia	troy koz				201	260	260						242	258	258
	Antamina	troy koz	1,190	923	801	971	798	798	1,190	(33)%	1,015	850	768	747	745	745	1,015	(27)%
	Refined silver	troy koz	295	261	277	256	261	261	295	(12)%	320	233	307	270	219	219	320	(32)%
	Copper South Australia	troy koz	295	261	277	256	261	261	295	(12)%	320	233	307	270	219	219	320	(32)%
	Total	troy koz	2,947	2,939	2,833	2,848	2,843	2,843	2,947	(4)%	2,797	2,838	2,830	2,679	2,746	5,273	5,274	0%
Uranium	Payable metal in concentrate	t	817	943	833	813	825	825	817	1%	272	1,127	683	1,275	481	481	272	77%
	Copper South Australia	t	817	943	833	813	825	825	817	1%	272	1,127	683	1,275	481	481	272	77%
Molybdenum	Payable metal in concentrate	t	296	564	636	666	612	612	296	107%	275	514	789	594	564	564	275	105%
	Pampa Norte	t	34	216	407	333	329	329	34	868%	25	216	492	367	303	303	25	1,112%
	Antamina	t	262	348	229	333	283	283	262	8%	250	298	297	227	261	261	250	4%
Iron ore	Western Australia Iron Ore (WAIO)	kt	63,925	65,807	58,725	64,074	62,004	62,004	63,925	(3)%	62,257	64,496	59,204	62,926	64,180	64,180	62,257	3%
	Samarco	kt	1,148	1,095	1,048	1,221	1,231	1,231	1,148	7%	1,146	1,097	1,111	1,160	1,136	1,136	1,146	(1)%
	Total	kt	65,073	66,902	59,773	65,295	63,235	63,235	65,073	(3)%	63,403	65,593	60,315	64,086	65,316	65,316	63,403	3%
Metallurgical coal¹	BHP Mitsubishi Alliance (BMA)	kt	6,662	6,952	6,929	8,477	5,601	5,601	6,662	(16)%	6,482	7,027	6,186	8,876	5,325	5,325	6,482	(18)%
Energy coal	NSW Energy Coal (NSWEC)	kt	2,622	2,851	3,934	4,765	3,613	3,613	2,622	38%	2,441	2,862	3,667	4,894	3,307	3,307	2,441	35%
Nickel	Nickel West	kt	20.7	17.7	19.6	22.0	20.2	20.2	20.7	(2)%	20.7	18.4	19.6	23.4	18.9	18.9	20.7	(9)%
Cobalt	Nickel West	t	238	93	175	246	192	192	238	(19)%	238	93	175	246	192	192	238	(19)%

1 Includes BMA thermal coal sales.

BHP | Operational Review for the quarter ended 30 September 2023

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Sep 2022	Dec 2022	Mar 2023	Jun 2023	Sep 2023	Sep 2023	Sep 2022	Var %	Sep 2022	Dec 2022	Mar 2023	Jun 2023	Sep 2023	Sep 2023	Sep 2022	Var %
	Production and Sales
	By Asset
	Copper

	Metals production is payable metal unless otherwise noted.
	Escondida, Chile¹	BHP interest 57.5%
	Material mined	kt	110,248	101,987	106,170	95,451	87,462	87,462	110,248	(21)%
	Concentrator throughput	kt	32,894	33,911	33,309	30,750	33,332	33,332	32,894	1%
	Average copper grade - concentrator	%	0.83%	0.76%	0.78%	0.93%	0.85%	0.85%	0.83%	2%
	Production ex mill	kt	214.6	212.8	210.0	228.9	225.7	225.7	214.6	5%
	Payable copper	kt	203.1	208.3	200.8	220.5	221.3	221.3	203.1	9%	196.7	216.0	197.3	220.3	209.5	209.5	196.7	7%
	Copper cathode (EW)	kt	49.6	49.7	50.8	72.5	52.0	52.0	49.6	5%	45.9	53.5	43.8	78.0	49.2	49.2	45.9	7%
	Oxide leach	kt	15.2	17.6	14.7	29.3	17.5	17.5	15.2	15%
	Sulphide leach	kt	34.4	32.1	36.1	43.2	34.5	34.5	34.4	0%
	Total copper	kt	252.7	258.0	251.6	293.0	273.3	273.3	252.7	8%	242.6	269.5	241.1	298.3	258.7	258.7	242.6	7%
	Payable gold concentrate	troy oz	38,236	48,402	48,954	53,503	48,063	48,063	38,236	26%	38,236	48,402	48,954	53,503	48,063	48,063	38,236	26%
	Payable silver concentrate	troy koz	1,210	1,510	1,346	1,008	1,168	1,168	1,210	(3)%	1,210	1,510	1,346	1,008	1,168	1,168	1,210	(3)%
	1 Shown on a 100% basis.
	Pampa Norte, Chile	BHP interest 100%
Copper	Payable metal in concentrate	kt	28.6	32.5	32.0	32.2	38.8	38.8	28.6	36%	26.0	22.0	38.7	38.6	31.3	31.3	26.0	20%
	Cathode	kt	42.0	44.2	41.0	36.3	39.5	39.5	42.0	(6)%	42.4	45.6	36.0	42.4	36.6	36.6	42.4	(14)%
	Total copper	kt	70.6	76.7	73.0	68.5	78.3	78.3	70.6	11%	68.4	67.6	74.7	81.0	67.9	67.9	68.4	(1)%
Gold		troy oz	5,521	3,875	8,152	9,263	3,931	3,931	5,521	(29)%	5,521	3,875	8,152	9,263	3,931	3,931	5,521	(29)%
Silver		troy koz	252	245	409	412	356	356	252	41%	252	245	409	412	356	356	252	41%
Molybdenum		t	34	216	407	333	329	329	34	868%	25	216	492	367	303	303	25	1,112%

Cerro Colorado
	Material mined	kt	3,179	583	172	145	-	-	3,179	(100)%
	Ore stacked	kt	4,373	4,119	3,567	3,928	154	154	4,373	(96)%
	Average copper grade - stacked	%	0.54%	0.56%	0.57%	0.53%	0.58%	0.58%	0.54%	7%
	Copper cathode (EW)	kt	12.8	12.2	12.0	12.2	9.5	9.5	12.8	(26)%	13.3	12.2	10.9	14.1	8.8	8.8	13.3	(34)%

Spence
	Material mined	kt	26,956	26,980	24,858	25,622	27,654	27,654	26,956	3%
	Ore stacked	kt	5,577	5,155	4,947	5,625	5,113	5,113	5,577	(8)%
	Average copper grade - stacked	%	0.70%	0.66%	0.60%	0.58%	0.60%	0.60%	0.70%	(14)%
	Concentrator throughput	kt	6,433	7,602	7,290	6,927	8,473	8,473	6,433	32%
	Average copper grade - concentrator	%	0.63%	0.60%	0.61%	0.61%	0.64%	0.64%	0.63%	2%
	Payable copper	kt	28.6	32.5	32.0	32.2	38.8	38.8	28.6	36%	26.0	22.0	38.7	38.6	31.3	31.3	26.0	20%
	Copper cathode (EW)	kt	29.2	32.0	29.0	24.1	30.0	30.0	29.2	3%	29.1	33.4	25.1	28.3	27.8	27.8	29.1	(4)%
	Total copper	kt	57.8	64.5	61.0	56.3	68.8	68.8	57.8	19%	55.1	55.4	63.8	66.9	59.1	59.1	55.1	7%
	Payable gold concentrate	troy oz	5,521	3,875	8,152	9,263	3,931	3,931	5,521	(29)%	5,521	3,875	8,152	9,263	3,931	3,931	5,521	(29)%
	Payable silver concentrate	troy koz	252	245	409	412	356	356	252	41%	252	245	409	412	356	356	252	41%
	Payable molybdenum	t	34	216	407	333	329	329	34	868%	25	216	492	367	303	303	25	1,112%

BHP | Operational Review for the quarter ended 30 September 2023

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Sep	Dec	Mar	Jun	Sep	Sep	Sep	Var	Sep	Dec	Mar	Jun	Sep	Sep	Sep	Var
			2022	2022	2023	2023	2023	2023	2022	%	2022	2022	2023	2023	2023	2023	2022	%
Copper (continued)
Copper South Australia, Australia		BHP interest 100%
Copper	Payable metal in concentrate	kt				19.9	26.2	26.2						27.6	22.2	22.2
	Cathode	kt	49.7	54.4	51.7	56.7	48.2	48.2	49.7	(3)%	45.9	56.8	50.5	59.5	46.1	46.1	45.9	0%
	Total copper	kt	49.7	54.4	51.7	76.6	74.4	74.4	49.7	50%	45.9	56.8	50.5	87.1	68.3	68.3	45.9	49%
	Payable metal in concentrate transfer to Olympic Dam¹	kt					(2.7)	(2.7)
	Net copper	kt	49.7	54.4	51.7	76.6	71.7	71.7	49.7	44%
Gold	Payable metal in concentrate	troy oz				32,736	41,424	41,424						44,098	34,176	34,176
	Refined gold	troy oz	47,184	43,280	49,086	46,479	53,028	53,028	47,184	12%	49,542	41,900	47,300	49,182	54,036	54,036	49,542	9%
	Total gold	troy oz	47,184	43,280	49,086	79,215	94,452	94,452	47,184	100%	49,542	41,900	47,300	93,280	88,212	88,212	49,542	78%
	Payable metal in concentrate transfer to Olympic Dam¹	troy oz					(5,196)	(5,196)
	Net gold	troy oz	47,184	43,280	49,086	79,215	89,256	89,256	47,184	89%
Silver	Payable metal in concentrate	troy koz				201	271	271						242	258	258
	Refined silver	troy koz	295	261	277	256	261	261	295	(12)%	320	233	307	270	219	219	320	(32)%
	Total silver	troy koz	295	261	277	457	532	532	295	80%	320	233	307	512	477	477	320	49%
	Payable metal in concentrate transfer to Olympic Dam¹	troy koz					(11)	(11)
	Net silver	troy koz	295	261	277	457	521	521	295	77%
Uranium		t	817	943	833	813	825	825	817	1%	272	1,127	683	1,275	481	481	272	77%

Olympic Dam
	Material mined	kt	2,412	2,264	2,317	2,356	2,639	2,639	2,412	9%
	Ore milled	kt	2,570	2,687	2,433	2,755	2,596	2,596	2,570	1%
	Average copper grade	%	2.13%	2.08%	1.95%	2.00%	1.96%	1.96%	2.13%	(8)%
	Average uranium grade	kg/t	0.58	0.58	0.59	0.55	0.56	0.56	0.58	(3)%
	Copper cathode (ER and EW)	kt	49.7	54.4	51.7	56.7	48.2	48.2	49.7	(3)%	45.9	56.8	50.5	59.5	46.1	46.1	45.9	0%
	Refined gold	troy oz	47,184	43,280	49,086	46,479	53,028	53,028	47,184	12%	49,542	41,900	47,300	49,182	54,036	54,036	49,542	9%
	Refined silver	troy koz	295	261	277	256	261	261	295	(12)%	320	233	307	270	219	219	320	(32)%
	Payable uranium	t	817	943	833	813	825	825	817	1%	272	1,127	683	1,275	481	481	272	77%

Prominent Hill²
	Material mined	kt				661	1,110	1,110
	Ore milled	kt				1,228	1,652	1,652
	Average copper grade	%				0.77%	0.85%	0.85%
	Production ex mill	kt				16.3	23.8	23.8
	Payable copper	kt				8.2	12.1	12.1						15.7	8.4	8.4
	Payable gold concentrate	troy oz				17,432	22,031	22,031						28,856	15,524	15,524
	Payable silver concentrate	troy koz				44	63	63						87	53	53

Carrapateena²
	Material mined	kt				880	969	969
	Ore milled	kt				856	1,230	1,230
	Average copper grade	%				1.52%	1.29%	1.29%
	Production ex mill	kt				30.1	37.6	37.6
	Payable copper	kt				11.7	14.1	14.1						11.9	13.8	13.8
	Payable gold concentrate	troy oz				15,304	19,393	19,393						15,242	18,652	18,652
	Payable silver concentrate	troy koz				157	208	208						155	205	205

1 Excludes prior year production previously reported and transferred during the period.

2 Production and sales included from 1 May 2023, following the acquisition of OZL on 2 May 2023.

BHP | Operational Review for the quarter ended 30 September 2023

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Sep 2022	Dec 2022	Mar 2023	Jun 2023	Sep 2023	Sep 2023	Sep 2022	Var %	Sep 2022	Dec 2022	Mar 2023	Jun 2023	Sep 2023	Sep 2023	Sep 2022	Var %
Copper (continued)

Antamina, Peru	BHP interest 33.75%
Material mined	kt	63,865	68,750	57,939	62,894	63,310	63,310	63,865	(1)%
Concentrator throughput	kt	13,858	14,272	12,349	13,897	14,246	14,246	13,858	3%
Average head grade - copper	%	0.93%	0.86%	0.88%	0.88%	0.83%	0.83%	0.93%	(11)%
Average head grade - zinc	%	1.09%	0.99%	1.06%	1.25%	1.17%	1.17%	1.09%	7%
Payable copper	kt	37.1	35.2	29.6	36.5	32.5	32.5	37.1	(12)%	37.6	34.7	32.4	34.5	32.8	32.8	37.6	(13)%
Payable zinc	t	32,685	29,929	23,612	38,822	35,669	35,669	32,685	9%	33,820	29,127	25,851	37,629	33,912	33,912	33,820	0%
Payable silver	troy koz	1,190	923	801	971	798	798	1,190	(33)%	1,015	850	768	747	745	745	1,015	(27)%
Payable lead	t	228	114	169	146	96	96	228	(58)%	130	91	181	143	154	154	130	18%
Payable molybdenum	t	262	348	229	333	283	283	262	8%	250	298	297	227	261	261	250	4%

Carajás, Brazil¹	BHP interest 100%
Material mined	kt				103	74	74
Ore milled	kt				100	70	70
Average copper grade	%				1.71%	1.91%	1.91%
Production ex mill	kt				6.6	5.2	5.2
Payable copper	kt				1.6	1.2	1.2						2.1	2.2	2.2
Payable gold concentrate	troy oz				1,153	802	802						1,688	1,533	1,533
1 Production and sales included from 1 May 2023, following the acquisition of OZL on 2 May 2023.

Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

WAIO, Australia	BHP interest 85%
Newman	kt	14,053	16,172	11,925	14,795	13,234	13,234	14,053	(6)%
Area C Joint Venture	kt	26,971	26,302	25,284	28,818	25,804	25,804	26,971	(4)%
Yandi Joint Venture	kt	5,497	5,613	4,941	5,359	3,150	3,150	5,497	(43)%
Jimblebar¹	kt	17,404	17,720	16,575	15,102	19,816	19,816	17,404	14%
Total	kt	63,925	65,807	58,725	64,074	62,004	62,004	63,925	(3)%
Total (100%)	kt	72,135	74,292	66,163	72,717	69,448	69,448	72,135	(4)%
Lump	kt									19,561	20,375	18,021	20,022	20,969	20,969	19,561	7%
Fines	kt									42,696	44,121	41,183	42,904	43,211	43,211	42,696	1%
Total	kt									62,257	64,496	59,204	62,926	64,180	64,180	62,257	3%
Total (100%)	kt									70,276	72,688	66,580	71,172	71,748	71,748	70,276	2%
1 Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil	BHP interest 50%
Total	kt	1,148	1,095	1,048	1,221	1,231	1,231	1,148	7%	1,146	1,097	1,111	1,160	1,136	1,136	1,146	(1)%

BHP | Operational Review for the quarter ended 30 September 2023

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Sep 2022	Dec 2022	Mar 2023	Jun 2023	Sep 2023	Sep 2023	Sep 2022	Var %	Sep 2022	Dec 2022	Mar 2023	Jun 2023	Sep 2023	Sep 2023	Sep 2022	Var %
Coal

Coal production is reported on the basis of saleable product.
BMA, Australia		BHP interest 50%

	Blackwater	kt	1,283	1,160	1,107	1,505	1,295	1,295	1,283	1%

	Goonyella	kt	1,780	1,997	2,185	2,348	827	827	1,780	(54)%

	Peak Downs	kt	1,325	1,480	1,251	1,424	1,121	1,121	1,325	(15)%

	Saraji	kt	1,020	1,243	1,007	1,326	1,010	1,010	1,020	(1)%

	Daunia	kt	324	441	607	617	545	545	324	68%

	Caval Ridge	kt	930	631	772	1,257	803	803	930	(14)%

	Total¹	kt	6,662	6,952	6,929	8,477	5,601	5,601	6,662	(16)%

	Total (100%)	kt	13,324	13,904	13,858	16,954	11,202	11,202	13,324	(16)%

	Coking coal	kt									5,615	5,872	5,372	7,448	4,497	4,497	5,615	(20)%

	Weak coking coal	kt									600	727	710	1,064	529	529	600	(12)%

	Thermal coal	kt									267	428	104	364	299	299	267	12%

	Total	kt									6,482	7,027	6,186	8,876	5,325	5,325	6,482	(18)%

	Total (100%)	kt									12,964	14,054	12,372	17,752	10,650	10,650	12,964	(18)%

1 Production figures include some thermal coal.

NSWEC, Australia		BHP interest 100%

	Export	kt									2,441	2,862	3,667	4,693	3,087	3,087	2,441	26%

	Domestic¹	kt												201	220	220

	Total	kt	2,622	2,851	3,934	4,765	3,613	3,613	2,622	38%	2,441	2,862	3,667	4,894	3,307	3,307	2,441	35%

1 Domestic sales are made under the NSW Government Coal Market Price Emergency (Directions for Coal Mines) Notice 2023.

Other

Nickel production is reported on the basis of saleable product.

Nickel West, Australia		BHP interest 100%

Mt Keith	Nickel concentrate	kt	42.6	39.6	38.8	44.5	42.7	42.7	42.6	0%

	Average nickel grade	%	17.0	15.5	16.5	16.2	16.7	16.7	17.0	(2)%

Leinster	Nickel concentrate	kt	66.8	47.9	68.4	71.1	66.0	66.0	66.8	(1)%

	Average nickel grade	%	9.9	9.4	8.6	8.5	8.1	8.1	9.9	(18)%

	Refined nickel¹	kt	17.5	10.8	13.2	13.1	13.8	13.8	17.5	(21)%	18.1	10.2	13.0	13.1	13.2	13.2	18.1	(27)%

	Nickel sulphate²	kt	1.2	0.4	0.9	0.7	0.9	0.9	1.2	(25)%	0.8	0.5	0.9	0.8	0.8	0.8	0.8	0%

	Intermediates and nickel by-products³	kt	2.0	6.5	5.5	8.2	5.5	5.5	2.0	175%	1.8	7.7	5.7	9.5	4.9	4.9	1.8	172%

	Total nickel	kt	20.7	17.7	19.6	22.0	20.2	20.2	20.7	(2)%	20.7	18.4	19.6	23.4	18.9	18.9	20.7	(9)%

	Cobalt by-products	t	238	93	175	246	192	192	238	(19)%	238	93	175	246	192	192	238	(19)%

1	High quality refined nickel metal, including briquettes and powder.

2	Nickel sulphate crystals produced from nickel powder.

3	Nickel contained in matte and by-product streams.

BHP | Operational Review for the quarter ended 30 September 2023

Variance analysis relates to the relative performance of BHP and/or its operations during the three months ended September 2023 compared with the three months ended September 2022, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100% basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); OZ Minerals Limited (OZL); pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); wet metric tonnes (wmt); and year to date (YTD).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 30 ‘Subsidiaries’ of the Financial Statements in BHP’s 30 June 2023 Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina and Samarco. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release. These forward-looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

Further information on BHP can be found at bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandez	Monica Nettleton
Mobile: +56 9 8229 5357	Mobile: +1 416 518 6293

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia
Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 18, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary